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                            November 16, 2023

       Domenic Fontana
       Chief Financial Officer
       Good Gaming, Inc.
       415 McFarlan Road, Suite 108
       Kennett Square, PA 19348

                                                        Re: Good Gaming, Inc.
                                                            Form 10-K and Form
10-K/A for the fiscal year ended December 31, 2022
                                                            File No. 000-53949

       Dear Domenic Fontana:

              We have reviewed your Form 10-K/A in response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form Form 10-K and 10-K/A for the fiscal year ended December 31, 2022

       General

   1. As requested in our letters dated October 26, 2023 and November 7, 2023, please revise to include the consent of
your auditor for inclusion of their opinion in your Form S-8 registration statement,
or explain why you believe such consent is not required.
              Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
       have questions regarding comments on the financial statements and related matters.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Technology